1-15238

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission File Number: 1-15238

For the month of July 2002.
Total number of pages: 23.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

**10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TOKYO:21509.1

Information furnished on this form:

EXHIBITS

NEWS RELEASE

Nidec
NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2002 (Unaudited)
(FROM APRIL 1, 2002 TO JUNE 30, 2002)
CONSOLIDATED
Released on July 30, 2002

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2002 to June 30, 2002)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)		
	Three months ended June 30,		Year ended March 31,
	2002	2001	2002
Net sales	¥73,614	¥67,058	¥281,069
Percent change from the previous period (3)	9.8%	42.7%	
Operating income	5,234	2,494	16,206
Percent change from the previous period (3)	109.9%	(13.7%)	
Recurring profit	1,588	2,181	17,658
Percent change from the previous period (3)	(27.2%)	1.4%	
Net income	382	536	6,461
Percent change from the previous period (3)	(28.7%)	(62.7%)	
Net income per share, primary	¥6.02	¥8.44	¥101.67
Net income per share, diluted (4)	¥5.93	-	¥97.09

Notes :

1. Average number of shares issued and outstanding (consolidated):
   63,565,182 shares for the three months ended June 30, 2002
   63,550,977 shares for the three months ended June 30, 2001
   63,555,178 shares for the year ended March 31, 2002
2. Change in accounting method: N/A
3. Percentage change indicates the change relative to the same period of the previous fiscal year.
4. From this first quarter, net income per share (diluted) is disclosed for the first time on quarterly basis.

Consolidated results for the three months ended June 30, 2002

Revenue for the three months ended June 30, 2002 increased ¥6,556 million, or 9.8%, to ¥73,614 million compared to the same period of the previous year, due to sustained demand for motor products. Operating income for the quarter increased ¥2,740 million, or 109.9%, to ¥5,234 million compared to the same period of the previous year. Sales and operating income slightly exceeded our forecast. However, the Japanese yen's appreciation against the U.S. dollar accelerated during the quarter which generated approximately ¥3,600 million in foreign exchange losses mainly due to the valuation of debts and credits in foreign currencies. As a result, recurring profit decreased ¥593 million, or 27%, to ¥1,588 million compared to the same period of the previous year, and net income decreased ¥154 million, or approximately 29%, to ¥382 million compared to the same period of the previous year. Although the number of consolidated companies slightly increased from the same period of the previous year, its impact on our financial results was not material.

Net sales showed a comfortable year-on-year increase of 10%. Results by business segment are as follows.

Net sales of small precision motors increased approximately 30% to ¥42,485 million compared to the same period of the previous year. Unit shipments of spindle motors for hard disk drives increased more than 20% and net sales increased 25% compared to the same period of the previous year. On a Japanese yen base, unit prices increased approximately 4.4%. Sales prices in U.S. dollars increased slightly due to the approximately 3.5% depreciation of the yen against U.S. dollar compared to the same period of the previous year. The increase in shipments was mainly attributable to the steady demand expansion that has continued since the second half of the last fiscal year, boosting sales of both 3.5-inch and 2.5-inch types of spindle motors. In addition, sales of fluid dynamic bearing (FDB) spindle motors accounted for approximately 47% of total net sales of hard disk drive spindle motors during the first quarter ended June 30, 2002. Sales of other small precision DC motors increased more than 40% and unit shipments also increased more than 59% compared to the same period of the previous year due to the growth of DC brushless motors mainly used for DVD, CD-R and CD-RW products. The sales of DC motors incorporated in these products increased approximately 79% while unit sales increased approximately 94%. Sales of fan motors increased 63% compared to the same period of the previous year, mainly due to the increased demand for fan motors used in microprocessor cooling units and home video game consoles, the markets for which have been steadily expanding.

Net sales of mid-size motors grew 5%, or approximately ¥500 million, to ¥10,002 million compared to the same period of the previous year. This increase was primarily due to the sales of motors used in automobiles, while sales of motors for home electric appliances and industrial machines did not increase as much as we expected mainly due to a sluggish market.

Net sales of machinery and power supplies decreased approximately ¥2,700 million, or approximately 26%, to ¥7,580 million compared to the same period of the previous year. The primary reason for this decline was the fact that we exited the power supply business both in Japan and in the U.S.A., which accounted for a sales decrease of approximately ¥1,000 million. Another reason is the sluggish demand for capital investments which has shown no sign of recovery and has hampered the sales of the machinery and equipment of Nidec-Shimpo, Nidec-Read. Nidec-Kyori and Nidec Tosok.

Net sales of other products decreased approximately ¥1,060 million to ¥13,546 million compared to the same period of the previous year. The decline in sales of pivot assemblies by Nidec Singapore and electronic components by Nidec Copal Electronics exceeded the increase in sales of Nidec Copal's precision parts such as shutters and Nidec Tosok's automobile parts.

In terms of profitability, operating income increased ¥2,740 million, or 110%, to ¥5,234 million compared to the same period of the previous year. The operating income before amortization of goodwill rose approximately ¥2,700 million, or 81%, to ¥6,059 million compared to the same period of the previous year. The increase in operating income came mainly from our small precision motor business, while the businesses conducted by newly consolidated subsidiaries made only a small contribution. FDB motors improved profitability through a successful shift to mass production. The boost in sales of DVD related motors used in optical disk drives and fan motors greatly contributed to the increase in operating income from our small precision motor business. Production and sales of mid-size motors, machinery and equipment, and various precision components of our other segment (except small precision motors) remained sluggish during the quarter. Despite the decrease in net sales compared to the same period of the previous year, operating income earned from these products increased marginally as a result of implementing various management reforms. The following summarizes the primary factors that contributed to an approximately ¥2,740 million increase in operating income during the quarter ended June 30, 2002.

- Increase in operating income from our small precision motor business --- ¥1,710 million
- Decrease in R&D and production start-up costs for FDB motors and mid-size motors used in automobiles --- ¥710 million

- Positive effects of a weak yen mainly from our small precision motor business --- ¥170 million
- Increase in operating income from businesses other than small precision motors --- ¥150 million

Recurring profit for the quarter decreased ¥593 million, or 27%, to ¥1,588 million compared to the same period of the previous year. The decrease was due to ¥3,600 million in exchange loss, which more than offset the ¥2,740 million increase in operating income. The exchange loss derives principally from the valuation of debts and credits in foreign currencies.

Net income decreased ¥154 million, or approximately 29%, to ¥382 million compared to the same period of the previous year.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)		
	June 30,		March 31
	2002	2001	2002
Total assets	¥288,825	¥295,615	¥299,013
Shareholders' equity	85,746	81,242	89,551
Shareholders' equity to total assets	29.7%	27.5%	29.9%
Shareholders' equity per share	¥1,348.93	¥1,278.38	¥1,408.87

Note:

Number of shares issued and outstanding at end of period (consolidated):

63,566,387 shares at June 30, 2002

63,551,105 shares at June 30, 2001

63,562,481 shares at March 31, 2002

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions)	
	June 30	March 31
	2002	2002
Net cash provided by operating activities	¥4,592	¥28,758
Net cash used in investing activities	(5,734)	(25,155)
Net cash used in financing activities	(5,235)	(3.664)
Cash and cash equivalents at end of period	44,789	53,586

Change in consolidated financial condition

Gross assets decreased approximately ¥10,200 million compared to March 31, 2002. Cash and cash equivalents decreased approximately ¥8,900 million and fixed assets decreased approximately

¥2,600 million during the quarter. The decrease in cash and cash equivalents was principally due to an approximate ¥6,000 million reduction in short-term borrowings and an approximate ¥3,100 million reduction in income taxes payable. The decrease in fixed assets was due to exchange conversion, specifically, the erosion of fixed assets by a strong yen, which exceeded the net value of fixed assets acquired during the period.

Stockholder's equity decreased approximately ¥3,800 million compared to the end of March 2002, ¥3,570 million of which was due to foreign currency translation adjustments. As stated above, the appreciation of Japanese yen eroded the value of overseas' assets in foreign currencies.

Overview of Cash Flow

The balance of cash and cash equivalents at the end of June 2002 decreased ¥8,797 million to ¥44,789 million compared to March 31, 2002.

"Net cash provided by operating activities" amounted to ¥4,592 million. This shows that most of the ¥978 million in income before corporate tax and ¥3,675 million in depreciation expense remained as operating cash flow. Corporate taxes in the amount of ¥3,941 million were treated as a non-cash expense.

"Net cash used in investing activities" amounted to ¥5,734 million which was mainly composed of the cost of fixed asset acquisitions (capital investment) of ¥5,052 million.

"Net cash used in financing activities" amounted to ¥5,235 million which was mainly composed of ¥4,288 million foe the repayment of borrowings and ¥946 million for the payment of dividends.

In brief, the approximately ¥9,175 million used to cover corporate tax, pay dividends and repay borrowings as mentioned above was the major element of the decrease in cash and cash equivalents. The cost of capital investments was covered by cash provided during the quarter.

Business forecast for the year ending March 31, 2003

We have not changed our business forecast for either the six months ending September 2002 or for the full-year ending March 2003. Although it has been only three months since we announced our business forecast on May 7, the Japanese yen has rapidly appreciated against the U.S. dollar during the quarter. We have decided to refrain from revising our business forecast in part because it is extremely difficult to predict how the Japanese yen may fluctuate against the U.S. dollar. We recorded ¥3,600 million in foreign exchange loss during the first quarter and we are not able to predict whether the losses will be recovered during the fiscal year. These foreign exchange losses could reduce our recurring income and net income during the fiscal year. The market environment for motor-related products continues to change on a daily basis, capital investment remains sluggish and is not expected to show a signs of recovery before latter half of this fiscal year. Accordingly we do not revise our the business forecast at this time.

Special Note Regarding Forward-looking Statements

This release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development. (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending and capital investment (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets

	Japanese yen (Millions)						
	June 30 2002		June 30 2001		March 31 2002		Amount change
	Amount	%	Amount	%	Amount	%	
Current assets:							
Cash and bank deposits	¥44,859		¥42,866		¥53,807		(¥8,948)
Notes and accounts receivable	75,793		77,383		77,276		(1,483)
Marketable securities	148		1,333		80		68
Inventories	26,224		34,451		24,957		1,267
Deferred income taxes	2,212		2,382		2,271		(59)
Other current assets	7,654		6,388		5,797		1,857
Allowance for doubtful accounts	(449)		(458)		(505)		56
Total current assets	156,445	54.2	164,346	55.6	163,686	54.7	(7,241)
Fixed assets:							
Tangible assets	103,803	35.9	99,835	33.8	106,462	35.6	(2,659)
Buildings and structures	28,107		29,551		28,570		(463)
Machinery and vehicles	32,700		29,489		33,556		(856)
Tools, furniture and fixtures	10,798		8,155		11,889		(1,091)
Land	26,568		27,498		26,700		(132)
Construction in progress	5,628		5,139		5,744		(116)
Intangible assets	11,904	4.1	14,800	5.0	12,659	4.3	(755)
Difference between net assets of consolidated subsidiaries and investment cost	10,901		13,737		11,587		(686)
Others	1,002		1,062		1,071		(69)
Investments and other assets	16,651	5.8	16,632	5.6	16,189	5.4	462
Investment securities	8,851		11,095		8,530		321
Others	3,218		3,663		3,253		(35)
Deferred income taxes	5,207		2,618		5,021		186
Allowance for doubtful accounts	(626)		(744)		(615)		(11)
Total fixed assets	132,359	45.8	131,268	44.4	135,311	45.3	(2952)
Deferred charges	20	0.0	-	-	15	0.0	5
Total assets	¥288,825	100.0	¥295,615	100.0	¥299,013	100.0	(¥10,188)

Liabilities and Shareholders' Equity

	Japanese yen (Millions)						
	June 30 2002		June 30 2001		March 31 2002		Amount change
	Amount	%	Amount	%	Amount	%	
Current liabilities:							
Notes and accounts payable	¥50,681		¥53,717		¥48,470		¥2,211
Short-term borrowings	53,412		59,536		59,428		(6,016)
Current portion of long-term debt	3,229		3,762		3,863		(634)
Current portion of convertible bonds	9,832		-		9,832		-
Income taxes payable	1,045		1,336		4,160		(3,115)
Deferred income taxes	0		258		0		(0)
Accrued bonus to employees	3,711		3,023		3,188		523
Other current liabilities	15,275		16,768		14,359		916
Total current liabilities	137,189	47.5	138,403	46.8	143,303	47.9	(6,114)
Non-current liabilities:							
Convertible bonds	14,315		24,180		14,324		(9)
Long-term debt	5,034		5,262		5,002		32
Deferred income taxes	1,304		1,410		1,263		41
Accrued severance and benefit costs	8,164		7,787		7,630		534
Accrued retirement benefit to directors	1,215		1,144		1,242		(27)
Others	1,051		1,327		1,139		(88)
Total non-current liabilities	31,086	10.7	41,112	13.9	30,602	10.3	484
Total liabilities	168,275	58.2	179,516	60.7	173,905	58.2	(5,630)
Minority interests	34,803	12.1	34,856	11.8	35,556	11.9	(753)
Shareholders' equity:							
Common stock	26,473	9.2	26,456	8.9	26,468	8.8	5
Capital reserve	-	-	26,321	8.9	26,333	8.8	(26,333)
Additional paid-in capital	26,348	9.1	-	-	-	-	26,348
Land revaluation reserve	(701)	(0.2)	-	-	-	-	(701)
Retained earnings	-	-	34,171	11.6	39,134	13.1	(39,134)
Accumulated earnings	38,817	13.4	-	-	-	-	38,817
Net unrealized loss on securities	(241)	(0.1)	(565)	(0.2)	(312)	(0.1)	71
Foreign currency translation adjustment	(4,930)	(1.7)	(4,440)	(1.5)	(1,364)	(0.5)	(3,566)
Treasury stock	(17)	(0.0)	(0)	(0.0)	(9)	(0.0)	(8)
Total shareholders' equity	85,746	29.7	81,242	27.5	89,551	29.9	(3,805)
Total liabilities and shareholders' equity	¥288,825	100.0	¥295,615	100.0	¥299,013	100.0	(¥10,188)

Note:	As of June 30, 2002	As of June 30, 2001	As of March 31, 2002
Treasury stock	2,099 shares	51 shares	1,172 shares

2) Consolidated Statements of Income

	Japanese yen (Millions)							
	June 30,						March 31,	
	2002		2001				2002	
	Amount	%	Amount	%	Increase or decrease	Inc/ Dec %	Amount	%
Net sales	¥73,614	100.0	¥67,058	100.0	¥6,556	9.8	¥281,069	100.0
Cost of sales	59,403	80.7	55,631	83.0	3,772	6.8	229,433	81.6
Gross profit	14,211	19.3	11,427	17.0	2,784	24.4	51,635	18.4
Selling, general and administrative expenses	8,977	12.2	8,932	13.3	45	0.5	35,428	12.6
Selling, general and administrative expenses	8,152		8,083		69		31,969	
Amortization of consolidation difference	825		849		(24)		3,459	
Operating income	5,234	7.1	2,494	3.7	2,740	109.9	16,206	5.8
Other income	472	0.6	554	0.9	(82)	(14.8)	4,604	1.6
Interest and dividend income	171		238		(67)		757	
Foreign currency transaction gains, net	-		14		(14)		2,357	
Other	300		301		(1)		1,489	
Other expenses	4,117	5.6	868	1.3	3,249	374.3	3,152	1.1
Interest expenses	255		409		(154)		1,337	
Foreign currency transaction loss	3,609		-		3,609		-	
Equity in loss of affiliates	38		96		(58)		227	
Loss on write off of inventories	44		58		(14)		463	
NYSE listing expense	-		-		-		470	
Other	169		302		(133)		653	
Recurring profit	1,588	2.1	2,181	3.3	(593)	(27.2)	17,658	6.3
Extraordinary gains	54	0.1	159	0.2	(105)	(66.0)	1,901	0.7
Gain on sale of fixed assets	15		3		12		86	
Gain on sale of investment securities	-		111		(111)		-	
Gain on sale of investment in affiliates	-		-		-		49	
Recovery of losses on the investment	-		-		-		1,618	
Other, net	39		44		(5)		147	
Extraordinary losses	664	0.9	424	0.6	240	56.6	7,842	2.8
Loss on disposal of property, plant and equipment	206		20		186		2203	
Loss on sales of investment securities	60		-		60		-	
Loss on write-down of investment securities	24		5		19		3,266	
Provision for severance benefits for directors and corporate auditors	365		364		1		1,468	
Loss on restructuring business	-		-		-		403	
Other	6		33		(27)		501	
Income before income taxes and minority interests	978	1.3	1,916	2.9	(938)	(49.0)	11,717	4.2
Income taxes (Current)	494	0.7	1,074	1.6	(580)	(54.0)	6,287	2.3
Income taxes (Deferred)	(205)	(0.3)	(231)	(0.3)	26	(11.3)	(2,959)	(1.1)
Minority interests in subsidiaries	307	0.4	536	0.8	(229)	(42.7)	1,928	0.7
Net income	382	0.5	536	0.8	(154)	(28.7)	6,461	2.3

3) Consolidated Statement of Cash Flows

	Japanese yen (Millions)	
	Three months ended June 30,	Year ended March 31,
	2002	2002
Cash flows from operating activities:		
Net income before income taxes and minority interests	¥978	¥11,717
Depreciation	3,675	13,366
Amortization of consolidation difference	767	3,212
Provision for doubtful accounts	(20)	(228)
Accrued severance and benefit cost	545	446
Provision for bonuses	543	(137)
Interest and dividend income	(171)	(757)
Interest expenses	255	1,377
Exchange loss (gain)	700	(193)
Equity in loss of affiliates	38	227
Loss on sale of property, plant and equipment	12	39
Loss on disposal of property, plant and equipment	178	2,077
Loss on write-down of investment in securities	24	3,266
Decrease (increase) in notes and accounts receivable	(2,280)	8,433
Decrease (increase) in inventories	(2,095)	9,892
Increase (decrease) in notes and accounts payable	6,753	(13,359)
Loss on restructuring business	-	403
Recovery of loss on the investment of Princeton Notes	-	(1,618)
Other, net	(1,332)	(807)
Sub-total	8,574	37,318
Interest and dividend income received	172	763
Interest expenses paid	(213)	(1,287)
Recovery of loss on the investment of Princeton Notes	-	1,618
Income taxes paid	(3,941)	(9,654)
Net cash provided by operating activities	4,592	28,758
Cash flows from investing activities:		
Fixed deposits over three months	9	(199)
Payments for purchase of marketable securities	(4)	(11)
Proceeds from sales of marketable securities	80	240
Payments for purchase of property, plant and equipment	(5,052)	(24,517)
Proceeds from sales of property, plant and equipment	76	2,202
Payments for purchase of investments in securities	(471)	(753)
Proceeds from sale of investments in securities	90	596
Proceeds from sale of investments in affiliates	-	214
Proceeds for purchase of investments in affiliates	(434)	(2,735)
Disbursement of loan receivables	(15)	(209)
Collection of loan receivables	17	265
Other	(29)	(247)
Net cash used in investing activities	(5,734)	(25,155)
Cash flows from financing activities:		
Increase (decrease) in short-term borrowings	(4,043)	348
Issuance of long-term debt	1,164	3,392
Payments of long-term debt	(1,409)	(4,862)
Issuance of common stock to minority interests	8	5
Dividends paid	(635)	(1,747)
Payment of dividends to minority interests	(311)	(792)
Other	(8)	(9)
Net cash used in financing activities	(5,235)	(3,664)
Effect of exchange rate changes on cash and cash equivalents	(2,419)	1,747
Net increase (decrease) in cash and cash equivalents	(8,797)	1,685
Cash and cash equivalents at beginning of year	53,586	51,925
Cash and cash equivalents of the subsidiary excluded	-	(24)
Cash and cash equivalents at end of year	44,789	53,586

4) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 51

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 4

Nidec (New Territories) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd.

Excluded from consolidation: 1

Nidec Electronics Corporation (On April 1, 2002 Nidec Corporation amalgamated Nidec Electronics Corporation.)

(Comparison to the same period of the previous year)

Number of consolidated subsidiaries: 48 (Newly consolidated: 5; Excluded from consolidation: 2)

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason excluded from consolidation:

Non-consolidated subsidiaries are companies that are either small in scale or do not have a significant impact on total assets, net sales, net income or retained earnings (proportionate amount of ownership) and are therefore not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd.

Despite Nidec's majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company's decision-making process due to the existence of a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd.) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from June 30 use financial statements with those different dates for consolidation.

3. Matters concerning quarterly closing dates of consolidated subsidiaries:
The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and three other consolidated subsidiaries is March 31, and the closing date for Nidec Power Motor Corporation and its subsidiary is June 20. The quarterly financial statements as of each company's closing date are used for the consolidation. Any significant transactions that occur between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards
(1) Valuation method of major assets
① Securities
Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (three months ended June 30, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

② Derivatives: Stated at fair value

③ Inventories
Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated lower of cost or market method with cost determined using the moving average method
Twenty consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method
Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method
Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method
Nidec Tosok Corporation : Stated at the lower of cost or market method with cost determined using the average method or specific identification method
Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method
Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined

using the last purchase price method

(2) Method of depreciation of major depreciable assets

① Tangible fixed assets

The tangible fixed assets of Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

② Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method over the expected useful period (mainly 5 years).

(3) Policy for significant provisions

① Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

② Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

③ Provision for employees' retirement benefits: Provision for employees' retirement and severance benefits is stated based on the projected benefit obligation and pension assets at the end of the period. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation, Nidec Potrans Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to a pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to a pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to a pension trust fund.	¥1,111 million

Company name	Timing	Amount in total
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over the average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

④ Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of certain of its domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the period.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on June 30, 2002, with the resulting difference included in gains or losses. Assets and liabilities of off-shore subsidiaries are also translated at the exchange rate on June 30, 2002, with revenue and expenses translated at the average rate during the three-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders' equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

① Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

② Method and object of hedge

(a) Method of hedge

Forward exchange contracts, interest swaps

(b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

③ Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

④ Evaluation of effectiveness of hedge accounting: Regarding assets from currency fluctuations, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same.

(7) Accounting for consumption taxes:
Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:
Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable so that they present insignificant risk of changes in value.

BUSINESS SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)						
	Three months ended June 30, 2002						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥42,485	¥10,002	¥7,580	¥13,546	¥73,614	-	¥73,614
Intersegment	5	9	2,088	175	2,279	(¥2,279)	-
Total	42,491	10,012	9,668	13,722	75,894	(2,279)	73,614
Operating expenses	37,515	10,024	9,181	12,932	69,654	(1,273)	68,380
Operating income	¥4,975	(¥12)	¥487	¥789	¥6,240	(¥1,006)	¥5,234

	Japanese yen (Millions)						
	Three months ended June 30, 2001						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥32,639	¥9,530	¥10,277	¥14,611	¥67,058	-	¥67,058
Intersegment	612	15	2,641	199	3,468	(¥3,468)	-
Total	33,252	9,546	12,919	14,810	70,527	(3,468)	67,058
Operating expenses	30,875	9,636	12,772	13,852	67,136	(2,572)	64,563
Operating income	¥2,376	(¥90)	¥146	¥957	¥3,391	(¥896)	¥2,494

	Japanese yen (Millions)						
	Year ended March 31, 2002						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	-	¥281,069
Intersegment	100	37	9,841	559	10,539	(¥10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	¥15,747	(¥503)	¥1,507	¥2,867	¥19,619	(¥3,412)	¥16,206

Notes:

1. Segments are classified based on similarities in product type, product attributes. and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors and power transmission equipment

(3) Other: Pivot assemblies, automobile components, electronic components, service etc

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)			
	Three months ended June 30,		Year ended March 31,	
	2002	2001	2002	
Amount of unallocated expenses included in Eliminations/Corporate	¥639	¥646	¥2,433	Expenses derived from the overhead department of the parent company's Administration and accounting divisions

2) Geographic Segment Information

	Japanese yen (Millions)						
	Three months ended June 30, 2002						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥43,247	¥2,692	¥25,837	¥1,837	¥73,614	-	¥73,614
Intersegment	21,166	350	32,399	3	53,919	(¥53,919)	-
Total	64,413	3,043	58,236	1,840	127,534	(53,919)	73,614
Operating expenses	62,005	3,016	54,339	1,804	121,166	(52,785)	68,380
Operating income	¥2,407	¥26	¥3,896	¥36	¥6,368	(¥1,134)	¥5,234

	Japanese yen (Millions)						
	Three months ended June 30, 2001						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥44,494	¥2,834	¥18,405	¥1,323	¥67,058	-	¥67,058
Intersegment	15,167	161	22,931	3	38,263	(¥38,263)	-
Total	59,661	2,996	41,336	1,327	105,321	(38,263)	67,058
Operating expenses	58,323	3,028	39,424	1,292	102,069	(37,505)	64,563
Operating income	¥1,338	(¥32)	¥1,912	¥34	¥3,252	(¥757)	¥2,494

	Japanese yen (Millions)						
	Year ended March 31, 2002						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	-	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(¥189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	¥9,542	(¥611)	¥10,514	¥138	¥19,583	(¥3,376)	¥16,206

Notes:

1. Regions are based on geographic vicinity.
2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines, Vietnam

(3) Other: Europe

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)			
	Three months ended June 30		Year ended March 31,	
	2002	2001	2002	
Amount of unallocated expenses included in Eliminations/Corporate	¥639	¥646	¥2,433	Expenses incurred from the overhead department of the parent company's administration and accounting divisions

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %			
	Three months ended June 30, 2002			
	North America	Asia	Other	Total
Overseas sales	¥3,152	¥37,949	¥2,391	¥43,494
Consolidated sales	-	-	-	73,614
Overseas sales to consolidated sales	4.3%	51.6%	3.2%	59.1%

	Japanese yen (Millions), %			
	Three months ended June 30, 2001			
	North America	Asia	Other	Total
Overseas sales	¥2,621	¥28,216	¥2,054	¥32,891
Consolidated sales	-	-	-	67,058
Overseas sales to consolidated sales	3.9%	42.1%	3.0%	49.0%

	Japanese yen (Millions), %			
	Year ended March 31, 2002			
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, Malaysia, Philippines, China

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: July 30, 2002

By:

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

TOKYO:21509.1